United States securities and exchange commission logo





                            August 6, 2020

       Vincent T. Cubbage
       Chief Executive Officer
       Tortoise Acquisition Corp.
       5100 W. 115th Place
       Leawood, Kansas 66211

                                                        Re: Tortoise
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed July 10, 2020
                                                            File No. 001-38823

       Dear Mr. Cubbage:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed July 10, 2020

       General, page 1

   1. Please note the updating requirements of Rule 3-12 of Regulation S-X, as applicable.
   2. We note that you plan to issue shares of Class A Common Stock and Forward Purchase
                                                        Units assuming the
Business Proposal is approved. Please tell us what exemption from the Securities Act you
are relying upon and the facts supporting your use of the
                                                        exemption.
       Cautionary Note Regarding Forward-Looking Statements, page 27

   3. The second bullet on page 28 notes the risk that TortoiseCorp may not be able to obtain the financing necessary
to consummate the business combination. Please revise to clarify the financing
referenced here.
 Vincent T. Cubbage
FirstName   LastNameVincent
Tortoise Acquisition Corp. T. Cubbage
Comapany
August      NameTortoise Acquisition Corp.
        6, 2020
August
Page 2 6, 2020 Page 2
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information, page 70

4. You disclosed that notwithstanding the legal form of the business combination pursuant to the Business Combination Agreement, the business combination is
intended    to be
         accounted for as a reverse recapitalization in accordance with GAAP. You indicate that
         you    believe    that Hyliion will be the accounting acquirer based
on evaluation of your
         facts and circumstances. Please provide us with a comprehensive analysis as to how you determined that Hyliion, Inc. is the accounting acquirer. Refer to ASC 805-10-55-10 through 15.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 72

5. Please revise your balance sheet to show the historical and pro forma common stock issued and outstanding on the face of the pro forma balance sheet. Notes to Unaudited Pro Forma Condensed Combined Financial Statements Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 78

6. In regards to note 1(c), you indicate that this amount reflects the income tax effect of pro forma adjustments. Please revise your disclosure to discuss the income tax rate used to determine the tax effect of your adjustments. Refer to Instruction 7 of Rule 11-02(b) of
         Regulation S-X for guidance.
Satisfaction of 80% Test, page 80

7. Please expand your disclosure to address how the board concluded that the fair market value of Hyliion meets this test.
Proposal No. 4   The Additional Charter Proposal, page 123

8. We note that you plan to amend your charter to make such other changes that the
         TortoiseCorp Board deems appropriate for a public operating company. Please identify all of the amendments proposed to be made to your charter, the reasons for and the general effect of such amendment in the proxy statement. For example, we note that your second amended and restated certificate of incorporation includes a new federal forum provision for Securities Act claims in Article VII B that is not identified in this section.
Overview, page 134

9. Please clarify here and elsewhere that Agility Transport may terminate the Agility Pre-
         Launch Agreement prior to purchasing all or any portion of the 1,000 Hypertruck ERX equipped trucks it pre-ordered.
 Vincent T. Cubbage
FirstName   LastNameVincent
Tortoise Acquisition Corp. T. Cubbage
Comapany
August      NameTortoise Acquisition Corp.
        6, 2020
August
Page 3 6, 2020 Page 3
FirstName LastName
Management   s Discussion and Analysis of Financial Condition and Results of
Operations of
Hyliion
Liquidity and Capital Resources, page 140

10. In your discussion of cash flows for fiscal 2019, you state that cash used primarily related
         to Hyliion   s net loss of $19.3 million, adjusted for changes in
Hyliion   s working capital
         accounts and certain non-cash expense. Please expand your narrative to more fully discuss and quantify such working capital changes, including the fluctuations to accounts payable expenses and operating lease liabilities.
Critical Accounting Policies and Estimates, page 143

11. We note your critical accounting policy disclosures related to business combinations, share based compensation, convertible notes payable derivative liabilities and income taxes appear to only reference the disclosures in your significant accounting policies footnote. Please be advised these disclosures are meant to provide investors greater insight into the quality and variability of information regarding your financial condition and operating performance. While accounting policy notes in financial statements generally describe the methods used to apply an accounting principle, the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from application over time. Please expand your disclosures to quantify and discuss the impact of your estimates related to these critical accounting policies during each period presented. Refer to SEC
         Interpretive Release 33-8350 for guidance on MD&A disclosures. Information about Hyliion, page 147

12. We note your disclosure that you plan to expand into international markets. We also note your disclosure that there already exists a worldwide fueling infrastructure to support
         fleets equipped with Hyliion   s solutions. Please revise to include
disclosure regarding
         your expansion and the CNG fueling stations infrastructure in those markets.
13. We note your disclosure that you have entered into strategic alliances. Please disclose the nature of those alliances and any material terms related to such agreements.
CNG and RNG as a Fuel, page 152

14. We note your disclosure that there 700 currently available CNG fueling stations in North
         America for Class 8 commercial vehicles. We also note that your Class 8 commercial vehicle will have up to 1,300 miles of range before refueling. Please elaborate on the geographic locations of the refueling stations in which your potential customers serve. For example, please discuss whether there are states or countries that have limited or no refueling stations.
 Vincent T. Cubbage
FirstName   LastNameVincent
Tortoise Acquisition Corp. T. Cubbage
Comapany
August      NameTortoise Acquisition Corp.
        6, 2020
August
Page 4 6, 2020 Page 4
FirstName LastName
Exclusive Forum, page 201

15. We note your disclosure that your exclusive forum provision applies to "derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions (other than actions arising under the Securities Act or the Exchange Act)." We also note that in Article VII B you have designated the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Please revise to ensure that your disclosure is consistent with the scope of your exclusive forum provisions. If your provision does not apply to actions arising under the
         Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
         Act or Exchange Act. Please consider including appropriate risk factor disclosure related to your exclusive forum provisions.
Registration Rights, page 209

16. Please disclose any potential cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties that could result from delays in registering your common stock. Refer to FASB ASC 825-20-50-1. Financial Statements
8. Subsequent Events, page F-17

17. Please revise your disclosures here and on page F-35 to indicate the date through which subsequent events were evaluated. Refer to ASC 855-10-50-1a.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Kevin Stertzel,
Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Brenda Lenahan